Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Legg Mason Partners Variable Portfolios III, Inc.

We consent to the use of our report, incorporated herein by reference, dated December 16, 2005, for Legg Mason Partners Variable Aggressive Growth Portfolio and Legg Mason Partners Variable Large Cap Growth Portfolio (formerly Smith Barney Aggressive Growth Portfolio and Smith Barney Large Capitalization Growth Portfolio, respectively), each a series of Legg Mason Partners Variable Portfolios III, Inc. (formerly Travelers Series Fund Inc.), as of October 31, 2005, and to the references to our firm under the headings “Financial highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

December 15, 2006